Exhibit 99.2

AYR Cannabis Dispensary Strengthens Florida Retail Footprint with Three New Locations

MIAMI, July 17, 2023 - AYR Cannabis Dispensary, a cannabis retail chain owned by AYR Wellness, Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today celebrated the opening of three retail locations in Orange County, Florida. The opening of AYR Cannabis Dispensary locations Orlando (UCF), Winter Haven and Orlando (N. Orange Blossom Trail) expand the Company’s retail presence to 62 locations throughout Florida and brings AYR’s total footprint to 86 stores nationwide.

“We are proud to see our Florida retail footprint exceed 60 locations as we further broaden our reach across the state,” said Sevi Borrelli, AYR’s General Manager, Florida. “Our patients in Florida are our top priority as we launch new initiatives and drive growth for our Company. With nearly one million registered patients across our home state, I am thrilled to see us continuing to evolve our retail presence while building long-lasting relationships with our communities.”

Patients are invited to celebrate the opening of the Orlando (N. Orange Blossom Trail) retail location on Thursday, July 27. The grand opening celebration will begin with a ribbon-cutting ceremony at 8:45 a.m. ET, followed by games, prizes, music and refreshments.

Each dispensary will offer AYR’s suite of national brands and products. Additionally, consumers and medical patients at each dispensary can access special discounts, rewards and prizes by enrolling in the AYR Cannabis Dispensary Loyalty Program.

AYR continues to expand its presence in Florida, opening 10 new dispensaries statewide through the first seven months of 2023. The Company previously celebrated the opening of dispensaries in Tarpon Springs, Winter Haven, Palatka, Lake Mary, Land O’ Lakes, Orlando and Palmetto Bay earlier this year. To learn more about the company’s nearby dispensaries, product offerings or future openings, please visit www.AYRwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.AYRwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: IR@AYRwellness.com